# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Presidio Property Trust, Inc., CIK 0001080657
CUSIP: 74102L501
Title of class of securities: Series A Common Stock
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Date of event which requires filing of this statement: 10/02/2026
Amends the filing with accession number 0001493152-26-022009
Filed by CIK 0001437208
Persons authorized to receive notices and communications: Edwin Bentzen, 4995 Murphy Canyon Road,, Suite 300, San Diego, California (CA), 92123, 760-471-8536

## Reporting persons
- Heilbron Jack Kendrick (CIK 0001437208): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 248,116; shared voting power 89,263; sole dispositive power 248,116; shared dispositive power 89,263; aggregate amount beneficially owned 337,379 (14.17% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Common Stock
Name of issuer: Presidio Property Trust, Inc.
Address of issuer's principal executive offices: 4995 Murphy Canyon Road, Suite 300, San Diego, California (CA), 92123
Comment: This Amendment No. 3 (the "Amendment") amends and supplements the Schedule 13D filed by the Reporting Person on March 3, 2024, as amended on April 1, 2024 and May 8, 2026 (as amended and supplemented by this Amendment, the "Schedule 13D"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 2, 2026, Jack Heilbron, the reporting person, disposed of 18,163 shares of Series D Preferred Stock in exchange for 99,897 shares of common stock in an issuer exchange offer. There was no consideration used in making the disposition of the Series D Preferred Stock or in making the acquisition of the common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of March 31, 2026, the aggregate number and percentage of the shares of Class A Common Stock (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by the Reporting Person is set forth in boxes (11) and (13) of the cover page to this Schedule 13D, and such information is incorporated herein by reference. The percentages reported herein are calculated based upon 2,380,430 shares of Class A Common Stock issued and outstanding on October 6, 2026. Ownership includes Includes (i) 86,077 shares held by Puppy Toes, Inc. and its subsidiaries (including Centurion Counsel, Inc.), of which Mr. Heilbron is the controlling shareholder, (ii) 1,000 shares held by Mr.Heilbron's spouse, (iii) 60 shares held by or for the benefit of Mr. Heilbron's grandchildren, (iv) 29,670 shares of unvested stock, (v) and 248,116 shares held directly by Mr. Heilbron.
Number of shares as to which each person has sole or shared power to vote or dispose: The numbers of shares of Class A Common Stock as to which the Reporting Person has sole voting power, shared voting power, sole dispositive power and shared dispositive power is set forth in boxes (7), (8), (9) and (10), respectively, on the cover page to this Schedule 13D, and such information is incorporated herein by reference.

## Signatures
- Heilbron Jack Kendrick: /s/ Jack K. Heilbron, Jack K. Heilbron (10/06/2026)